Goosehead Insurance, Inc.

1500 Solana Blvd

Building 4, Suite 4500

Westlake, Texas

April 24, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Ms. Mary Beth Breslin Mr. Chris Edwards
Re:	Goosehead Insurance, Inc. Registration Statement on Form S-1 Registration No. 333-224080

Dear Ms. Breslin and Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on April 26, 2018 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

GOOSEHEAD INSURANCE, INC.

By:	/s/ Mark. E. Jones
	Name:	Mark E. Jones
	Title:	Chairman, Director and Chief Executive Officer

Via EDGAR

CC: Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP